Polestar Automotive Holding UK Limited

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

January 31, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Bradley Ecker, Sherry Haywood

Re:	Polestar Automotive Holding UK Limited

Amendment No. 1 to Registration Statement on Form F-4

Filed on December 22, 2021

File No. 333-260992

Ladies and Gentlemen:

This letter sets forth responses of Polestar Automotive Holding UK Limited (“Polestar”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter, dated January 18, 2022, with respect to the above referenced Registration Statements on Form F-4 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth Polestar’s response to each of the numbered comments immediately below each numbered comment.

In addition, Polestar has revised the Registration Statement in response to the Staff’s comments and Polestar is concurrently filing an amended Registration Statement with this letter. Page numbers in the text of Polestar’s responses correspond to page numbers in the Registration Statement, as so amended.

Amendment No. 1 to Form F-4

Cover Page

1.	Staff’s Comment: We note your response to our prior comment 3. Please revise to disclose, if true, that your subsidiaries conduct operations in China.

Response: Polestar acknowledges the Staff’s comment and has revised the disclosure in the amended Registration Statement accordingly.

2.

Staff’s Comment: Provide a description on your cover page of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under your agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response: Polestar acknowledges the Staff’s comment and has revised the disclosure in the amended Registration Statement accordingly.

3.	Staff’s Comment: Please disclose that the combined company will be a controlled company under Nasdaq listing rules and identify the controlling shareholders and the shareholders’ total voting power.

Response: Polestar acknowledges the Staff’s comment and has revised the disclosure in the amended Registration Statement accordingly.

Summary of the Proxy Statement/Prospectus, page 41

4.

Staff’s Comment: We note your response to our prior comment 6. Please also describe the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: Polestar acknowledges the Staff’s comment and has revised its disclosure on pages 66, 88 and 299 of the amended Registration Statement.

5.

Staff’s Comment: Please describe the operations of Polestar Singapore. Also, you disclose that Polestar was established as a joint venture between Volvo Cars and Geely Holdings in 2017. Please update your disclosure to describe your status with Volvo and Geely including whether Volvo and Geely are your joint venture partners. Please disclose the material terms of your joint venture agreement with Volvo and Geely and file the agreement as an exhibit to your filing. Please clarify for us the joint venture percent ownership interests in Polestar and include such information in your organizational chart.

Response: Polestar acknowledges the Staff’s comment and has expanded the disclosure on page 41 of the amended Registration Statement in order to describe the operations of Polestar Singapore.

Further, as disclosed in the Registration Statement, Polestar respectfully advises the Staff that the Polestar group was restructured on September 14, 2020 (the “Restructuring”). As a result of the Restructuring, Polestar Automotive Holding Limited (incorporated in Hong Kong) (“New Parent”) became the new parent company of the Polestar group. Polestar Automotive (Shanghai) Co., Ltd., which used to be the parent company of the Polestar group and was initially created as a joint venture between Volvo Cars and Geely Holdings, ceased to be part of the Polestar group after the Restructuring. Consequently, there is no effective joint venture agreement that could be disclosed in the Registration Statement. Polestar has revised the disclosure on pages 41, 283 and 306 of the amended Registration Statement to clarify the language accordingly. As disclosed in the Registration Statement, Volvo Cars and Geely Holdings continue to be Polestar’s strategic partners through various agreements disclosed in the Registration Statement.

6.

Staff’s Comment: You disclose that Volvo Cars is expected to acquire the Luqiao plant from Geely and rename it “Taizhou” in the fourth quarter of 2021. Please update your disclosure to describe whether this acquisition has occurred.

Response: Polestar acknowledges the Staff’s comment and has updated the disclosure throughout the amended Registration Statement accordingly.

Recommendation of the GGI Board and Reasons for the Business Combination, page 189

7.

Staff’s Comment: We note your response to our prior comment 12. Please revise here to include a reference to the discussion on the independent director exemption available to controlled companies on page 344.

Response: Polestar acknowledges the Staff’s comment and has revised the disclosure on pages 52 and 191 of the amended Registration Statement.

Certain Financial Projections Provided to the GGI Board, page 199

8.

Staff’s Comment: We note your revisions in response to prior comment 13. In addition to simply listing factors and assumptions underlying the projections, please expand to clarify how those factors and assumptions directly relate to the forecasted financial information.

Response: Polestar acknowledges the Staff’s comment and has revised the disclosure on pages 204 to 206 of the amended Registration Statement.

Polestar’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 314

9.

Staff’s Comment: We note your response to comment 14; however, your response did not address our concerns in their entirety. As previously requested, please tell us how you considered the guidance outlined in IFRS 15.78 which requires all information that is reasonably available to the company to be considered in estimating stand-alone selling price. Provide us with your comprehensive analysis for estimating stand-alone selling price related to the delivery of your vehicles and support for your belief that utilizing either the adjusted market assessment approach or the expected cost plus margin approach would not provide an appropriate estimate of the stand-alone selling price for a vehicle. Your response should include evidence which supports your statements that “estimating a market price or a margin for an electric vehicle like the PS1 and PS2 is challenging because (1) the technologies in the vehicles are relatively new and complex, (2) there is a lack of direct competitors that have reached the stage of commercializing their electric vehicles and (3), for the competitors that do commercialize, there is a wide variation in market price. While Polestar can reasonably determine the expected cost of its vehicles, determining a margin that would be appropriate is equally as challenging as determining a market price for the same reasons.”

Response: Polestar acknowledges the Staff’s comment and respectfully provides further details below regarding the information considered in estimating the stand-alone selling price of our vehicles using the residual value method.

Polestar evaluated the guidance under IFRS 15.78, by performing a market analysis of the complexities and costs associated with electric vehicle technologies, direct competitors to Polestar, and market prices. The performance obligations outside of the vehicle are currently immaterial to the overall transaction and most of Polestar’s direct competitors do not publicly disclose information beyond the total bundled cost of the vehicle due to the vehicle being the item of the most significant value. Therefore, utilizing the residual approach should not differ significantly from the cost plus margin approach due to almost all the value being in the vehicle. The analysis is further discussed below.

Electric Vehicle (EV) Technology is New and Complex

Passenger vehicles incorporating electric powertrain technologies have been in mass production since the late 1990s and numerous automotive original equipment manufacturers (“OEMs”) have experimented with bringing various forms of electric powertrain technologies to market with varying degrees of success.

EVs entered mass production in the late 2000s with the development of the Nissan LEAF and the Tesla Model S. While EVs have been mass produced for approximately ten years, the underlying technologies are still rapidly changing, costly, and time consuming to develop. For example, Polestar has invested approximately $338.1 million and $349.7 million in advancing its EV technologies during fiscal years 2020 and 2019, respectively, and plans to continue to make significant future investments. For these reasons, Polestar believes that the EV technology is relatively new and complex when compared to the historic automotive industry.

Consideration Relating to Cost Plus Margin Approach

Evolving Cost Basis and Margin

Polestar’s cost basis and margin is evolving as the company’s vehicle production continues to increase. Since we utilize contract manufacturers for vehicle production, our cost basis can be readily determinable. However, determining the appropriate margin requires a significant amount of judgement. The areas of judgement include choosing a return-on-investment period for research and development costs associated with each vehicle, determining an appropriate margin based on a market which is a relatively new with limited competitors and differs by each country. Finally, Polestar entered commercialization in Q4 2020 and therefore has limited historical information that would also be an input to the determination of margin.

Polestar utilized a cost plus margin approach to determine the stand-alone selling price for performance obligations other than the vehicle. These programs are widely available throughout the automotive industry, there is public information that is readily accessible, as well as a stable market and cost structure to determine the appropriate inputs to the cost-plus margin calculation. However, as previously stated the item of most significant value is the vehicle. Therefore the residual approach should not differ materially from the cost plus margin approach even if the information was readily available for the vehicle.

Consideration Relating to Adjusted Market Assessment Approach

Direct Peers/Competitors and Market Prices

We utilized publicly available information from peer companies/competitors when determining if the adjusted market assessment approach would be a viable approach to determining the vehicle selling price. This analysis included information from Tesla, Inc. (“Tesla”), Electrameccanica Vehicles Corp (“EV Corp”), NIO Inc. (“NIO”), Li Auto Inc. (“Li”), XPeng Inc. (“XPeng”), Lucid Group, Inc (“Lucid”) and Rivian Automotive, Inc. (“Rivian”).

Polestar did not consider established OEMs (i.e. Ford Motor Company, Toyota Motor Corporation or Volkswagen Group) to be direct competitors because (1) the OEMs are not pure play electric vehicle companies subject to Polestar’s cost and production constraints and (2) the OEMs manufacture a broad range of vehicles, without focusing exclusively on luxury vehicles.

In considering the relevance and usability of this information, Polestar considered the stages of operations of Tesla, EV Corp, NIO, Li, XPeng, Lucid, and Rivian as of December 31, 2020, as well as information regarding revenue disclosures from their public filings. Such information included the EV models offered, the starting prices of each EV, and the public availability of cost information for each EV. Polestar’s research and analysis revealed the following information:

1)	Commercialization Stage and Operating Location:

a.	Only Tesla, NIO, Li, and XPeng were commercializing EVs as of December 31, 2020. EV Corp, Lucid, and Rivian were in pre-commercialization stage.

b.	NIO, Li, and XPeng only operate on a regional level in Asia. Lucid and Rivian were not public entities as of December 31, 2020.

2)	Revenue Disclosures:

a.	Tesla, NIO, Li, and XPeng did not explicitly disclose how they determine the standalone selling price of their performance obligation related to the sale of only a vehicle.

b.

NIO, Li, and XPeng disclose that they determined standalone selling prices based on prices charged to customers and if not available, use the estimated cost-plus margin approach or adjusted market assessment approach.

c.	Tesla’s disclosures are more general with respect to determining standalone selling prices.

3)	EV Offering:

a.	Tesla offers four EV models to customers, two of which are sedans and two of which are sport utility vehicles.

b.	NIO offers three EV models to customers, all of which are sport utility vehicles.

c.	Li offers one EV model to customers that is a sport utility vehicle.

d.	XPeng offers two EV models to customers, one of which is a sedan and one of which is a sport utility vehicle.

4)	Price Range and Cost Information:

a.

Depending on the country of purchase, starting contract prices varied from the low $40,000s to as high as the low $100,000s. Depending on vehicle specific features selected (e.g., long-range batteries and luxury interior choices), prices could reach above $150,000 per vehicle contract.

b.	No information specifically regarding the cost of the vehicles was available for any of Polestar’s competitors’ EVs.

5)	Direct Competitor Identification:

a.

Based on the analysis discussed above, Polestar determined that Tesla is the Company’s only direct competitor. The other companies listed above have not yet reached the stage of commercializing their electric vehicles or if in commercialization, principally sell to the Asian market or do not offer comparable vehicles.

b.

The Polestar 2 is Polestar’s first luxury EV in mass production and is available for sale in several countries globally at starting price of approximately $45,900, varying slightly depending on country of purchase.

c.

The Polestar 2 is most directly comparable to the Model 3 and Model S from Tesla. Between these two competing Tesla EV models, there is an approximate $50,000 price variance and there is no publicly available information on Tesla’s cost structure for each model (as Tesla does not disclose information beyond the bundled cost of the vehicle).

d.	Tesla’s contract structure is similar to Polestar’s in that they do not sell new cars separate from other services such as maintenance and internet connectivity.

Considering the limitation on the comparability of Polestar with direct competitors, lack of sufficient publicly available information on observable inputs to estimate standalone selling price, and an early stage market, Polestar believes that the residual approach provides the most appropriate method for estimating the standalone selling price of our vehicles. As our revenue continue to increase, and other competitors get closer to commercialization, Polestar has continued to evaluate the market and will continue to maximize their use of observable inputs in estimating a standalone selling price for the vehicle. As part of this ongoing analysis and the additional information available, Polestar will continue to evaluate if the residual method is appropriate.

Polestar Automotive Holdings Limited

Notes to the Consolidated Financial Statements

Note 1. Significant accounting policies and judgements

Segment reporting, page F-66

10.

Staff’s Comment: In your response to prior comment 20, you stated that, as of the end of the fiscal 2020, more than 90% of your revenues were within Europe, mainly in Sweden, Norway and the Netherlands. Please revise to disclose the revenue by country, if revenues from external customers attributed to an individual foreign country are material. Refer to IAS 8.33. Please confirm to us in your next response that you will disclose geographic information about revenues derived from foreign countries or assets located in foreign countries to the extent they become material in future periods.

Response: Polestar acknowledges the Staff’s comment and has revised the segment reporting disclosure on page F-65 within Note 1. Significant accounting policies and judgements – Segment reporting to include additional disclosures required by IAS 8.33.

Revenue Recognition, page F-67

11.

Staff’s Comment: We note that your contracts with customers include provisions that can give rise to elements of variable consideration, such as volume related discounts, cancellation rights, and return rights. You also disclose that some of the transaction price allocated to vehicle sales are subject to certain variable constraints. Please disclose the methods, inputs, and assumptions used to estimate variable consideration for each revenue contract category. Refer to IFRS 15.126.

Response: Polestar respectfully advises the Staff that commercialization of vehicles started in the third quarter of 2020. Based on relevant information including, but not limited to, actual number cars returned, actual sales volumes, and contractual bonus terms with certain fleet customers, Polestar determined that the elements of variable consideration are immaterial to the consolidated financial statements as of and for the year ended December 31, 2020.

End customers have the ability to cancel their order, for a full refund, within 14 days of vehicle receipt. Fleet customers and financial service providers may cancel their contract, prior to vehicle receipt, within a contractually agreed upon number of days. Polestar respectfully advises the Staff that less than 0.15% of total cars sold in 2020 had been returned as of December 31, 2020. Polestar does not believe its customers have an economic incentive to return the car, and as evidenced by the immaterial number of returns, Polestar did not believe it was highly probable that revenues would be reversed related to cars sold in 2020, as of December 31, 2020. Accordingly, Polestar did not accrue for any returns, refunds, or other similar obligations. As Polestar continues to experience revenue growth, the Group will make estimates and judgements related to number of vehicles it expects customers to return. The Group will analyze factors such as historical sales and returns, market conditions, forecasted sales, and the likelihood of return.

Polestar offers certain fleet customers volume related bonuses calculated based off contractual sales volumes. As such, Polestar records a liability for the volume related bonus based off actual monthly sales. As Polestar develops its relationships with fleet customers, the Group analyzes historical and forecasted sales to fleet customers, and evaluates each contract to develop estimates for volume related bonuses to be paid.

Polestar respectfully advises the Staff that these elements of variable considerations are immaterial to the financial statements, and therefore we have not separately disclosed these amounts and the related methods, inputs, and assumptions. Should these become material in the future Polestar will include relevant disclosures required IFRS 15.126.

12.	Staff’s Comment: We note your response to comment 27 but were unable to find the disclosures required by IFRS 15.120(b) on page F-69. Please revise your footnote accordingly.

Response: Polestar acknowledges the Staff’s comment and respectfully advises the Staff that the requirements of IFRS 15.120(b) for qualitatively disclosing the remaining amount of the performance obligation was partially included in Note 1 – Significant accounting policies and judgments and Note 4 – Revenue. Note 1 – Significant accounting policies and judgments qualitatively discusses the time periods over which the remaining performance obligations will be satisfied. Note 4 – Revenue discusses the dollar value of remaining performance obligations to be satisfied. To clarify the disclosure for the reader of the financial statements, Polestar has revised the contract liabilities disclosure on page F-84, within Note 4—Revenue to include required disclosures by IFRS 15.120(b).

13.

Staff’s Comment: We refer to your revenue recognition policy for the sales of software and performance engineered kits on page F-68. You disclose the related sales-based royalties from Volvo Cars are recognized as revenues in the period in which the sales that trigger the royalties occur. In this regard, please confirm, if true, that your sales-based royalties have met the requirements outlined in paragraph B63 of IFRS 15 in order to be recognized, and revise your disclosures accordingly.

Response: Polestar acknowledges the Staff’s comment and confirms that the sales-based royalties have met the requirements outlined in paragraph B63 of IFRS 15.

Polestar’s performance engineered kit and software agreements specify sales-based royalty payments per each vehicle sold by Volvo Cars with a performance engineered kit and for every software upgrade installed in a Volvo Cars vehicle. Performance engineered kits are offered to Volvo Cars customers as an upgraded trim level on certain Volvo Cars models, while software upgrades are offered to Volvo Cars customers and are downloaded and installed at Volvo Cars dealerships. Volvo Cars’ customers receive these upgrades at one point in time when the vehicles are delivered. Polestar does not provide any additional upgrades or updates following the sale of the vehicle.

Polestar concluded that there is only one performance obligation under these agreements, which is the grant of the license and transfer of developed know-how each year. As described above, the royalty fee relates only to the license of Polestar’s intellectual property and Volvo Cars’ use of the license and subsequent sale of vehicles equipped with software and performance engineered kits; as such, the guidance in IFRS 15 Appendix B63A is met. According to the guidance in IFRS 15 Appendix B63B, Polestar therefore recognizes licensing revenue wholly in accordance with IFRS 15 Appendix B63. Accordingly, Polestar recognizes the revenue for the sales-based royalties in line with IFRS 15.B63 when the subsequent sale occurs (i.e. when Volvo Cars sells the vehicles with performance engineered kits or software upgrades to their customers) as this is determined to be the later of when subsequent sale occurs and when the performance obligation to which the sales-based royalty has been allocated has been satisfied.

Polestar respectfully advises the Staff that Polestar has revised its disclosure on page F-68, within Note 1. Significant accounting policies and judgements – Revenue recognition to clarify that the requirements outlined in IFRS 15.B63 have been met in accordance with the analysis above.

Polestar Automotive Holding Limited

Notes to Unaudited Condensed Consolidated Financial Statements

Note 2 - Revenue, page F-115

14.

Staff’s Comment: We note under the table for contract liabilities on page F-116 your disclosures related to the Group’s policies on buy-backs, call options and put options which refer to the revenue recognition section in Note 1 of the consolidated financial statements as of and for the year ended December 31, 2020. We were unable to find the related disclosures. Please advise or revise your notes accordingly.

Response: Polestar acknowledges the Staff’s comment and has revised Note 2. Revenue on page F-116 to remove the reference to the consolidated financial statements as of and for the year ended December 31, 2020. Polestar respectfully advises the Staff that the buy-back, call options, and put options are applicable only to the interim financial statements (the sale with repurchase commitment to which these features relate occurred during the 6-month period ended June 30, 2021) and are discussed in Note 1. Significant accounting policies and judgements of the unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2021 on page F-115.

General

15.

Staff’s Comment: Please tell us whether GGI or Polestar is required to obtain any permissions or approvals from Chinese authorities to consummate the Business Combination, list its securities on a U.S. stock exchange or issue securities to non-Chinese investors, or for the post-closing combined company to operate its business.

Response: Polestar acknowledges the Staff’s comment and respectfully advises the Staff that Polestar is not aware of any PRC laws in effect requiring that GGI or Polestar obtain permissions or approvals from Chinese authorities to consummate the Business Combination, list its securities on a U.S. stock exchange or issue securities to non- Chinese investors (the “Overseas Listing”), or for the Post-Combination Company to operate its business.

On December 24, 2021, the China Securities Regulatory Commission (the “CSRC”) published the Administrative Provisions of the State Council on Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comment) (the “Administrative Provisions”) and the Administrative Measures for the Record-filing of Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comment) (the “Administrative Measures”) on its official website, which explicitly provide that domestic enterprises seeking to list their securities overseas directly or indirectly would be required make certain filings with the CSRC. The Administrative Provisions and the Administrative Measures are drafts for soliciting opinions and neither of them has come into effect as at the date hereof.

Further, GGI is a blank check company and has no operating history, while Polestar is a corporation organized under the laws of England and Wales and headquartered in Sweden whose major revenue and profits are generated from outside China and whose senior management is for the most part composed of non-Chinese citizens. As such, if implemented pursuant to the draft, the Business Combination or the Overseas Listing would not constitute a direct or indirect listing of securities of PRC domestic enterprises overseas and would not be subject to the filing formalities under the Administrative Provisions and the Administrative Measures.

In addition, the CAC has recently published the Cybersecurity Review Measures, which will take effect on February 15, 2022. Polestar is not classified as a “critical information infrastructure operator” or “network platform operator” under the Cybersecurity Review Measures, nor has it received any notice from the CAC defining it as the foregoing operator.

As there are still uncertainties regarding the interpretation and implementation of such newly released regulatory guidance, GGI or Polestar may become subject to more stringent requirements with respect to matters including listing of securities overseas, cybersecurity and data privacy. Notwithstanding the foregoing, as of the date hereof and as disclosed in the amended Registration Statement, Polestar is not aware of any PRC laws in effect requiring that GGI or Polestar obtain permissions or approvals from the CSRC, the CAC or other Chinese authorities for the Business Combination, the Overseas Listing, or for the Post-Combination Company to operate its business.

16.	Staff’s Comment: Please tell us the revenues that Polestar currently generates from China and Hong Kong.

Response: Polestar acknowledges the Staff’s comment and advises the Staff that Polestar does not generate revenues in Hong Kong. In the PRC, Polestar has generated revenue at approximately $19 million as of December 31, 2019, $14 million as of December 31, 2020 and $16 million as of June 30, 2021.

17.

Staff’s Comment: Please tell us whether any accounting work papers will be located in the PRC or Hong Kong and, accordingly, would be subject to PRC rules and regulations that could limit the ability to inspect such work papers.

Response: Polestar acknowledges the Staff’s comment and advises the Staff that Polestar considers accounting work papers to be work papers prepared by Polestar management in order to describe, analyze and conclude on various complex accounting issues. All such work papers of Polestar are kept at the Company’s headquarters in Sweden, where they are subject to relevant Swedish rules and regulations regarding access. Furthermore, Polestar acknowledges that the underlying accounting records for the daily operations of the China subsidiaries of Polestar are located in China and may be subject to certain PRC rules and regulations.

Regarding audit work papers, certain work papers relating to audit procedures performed at the Polestar subsidiary level in Polestar Automotive (Shanghai) Co., Ltd, Polestar Automotive China Distribution Co., Ltd, Polestar New Energy Vehicle Co. Ltd., Polestar Automotive Consulting Service (Shanghai) Co. Ltd, and Polestar Automotive China Distribution Co., Ltd. Taizhou subsidiaries (which are all located in the PRC) are maintained within that jurisdiction and subject to relevant PRC rules and regulations regarding access.

18.

Staff’s Comment: Please summarize and confirm the extent to which the business operations of the post-closing combined company will be conducted in the PRC or Hong Kong following the Business Combination.

Response: Polestar acknowledges the Staff’s comment and confirms that, following the Business Combination:

•

the Post-Combination Company will, via its Chinese subsidiaries, continue to have business operations in the PRC, consisting of manufacturing (including third party contract manufacturing with related parties, as disclosed in the Registration Statement), distribution and sales operations of Polestar products. Polestar is also expecting to establish a small research and development team in the PRC; and

•

the Post-Combination Company will not have business operations in Hong Kong. Polestar products are only expected to be sold in Hong Kong via an external third-party importer to which the Post-Combination Company and its subsidiaries will sell Polestar products.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Timothy Cruickshank at (212) 446-4794 of Kirkland & Ellis LLP.

[Signature Page Follows]

Sincerely,

By:	/s/ Thomas Ingenlath
Name: Thomas Ingenlath
Title: Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler

Timothy Cruickshank

Alex Lloyd

Kirkland & Ellis LLP

James R. Griffin

Kyle C. Krpata

Weil, Gotshal & Manges LLP